Exhibit 99.4

Danaos Corporation Announces Consummation of Debt Refinancing

Athens, Greece, April 12, 2021 – Danaos Corporation (the “Company”) (NYSE: DAC) announced today the consummation of its previously announced $1.25 billion refinancing of a substantial majority of its outstanding senior secured indebtedness. On April 12, 2021, the Company refinanced all of the outstanding indebtedness, which aggregated $1.3 billion as of December 31, 2020, under nine of the Company’s senior secured credit facilities, with the proceeds from a $815 million senior secured credit facility with Citibank N.A. and National Westminster Bank plc who have been lenders to the Company for more than 30 years, a $135 million sale leaseback agreement with Oriental Fleet International Company Limited, an affiliate of COSCO Shipping Lease Co., Ltd., with respect to five vessels, and the net proceeds of the Company’s February 2021 offering of $300 million of 8.500% Senior Secured Notes due 2028.

Danaos’ CEO Dr. John Coustas commented:

The consummation of Danaos’ refinancing, a process that was initiated in February 2021 with our $300 million bond offering, is a significant step forward in the capital structure of Danaos Corporation and marks a new era for the Company. It is the culmination of meticulous and focused hard work over the past few years to reshape and de-risk the Company’s balance sheet and enhance equity value.

In particular, the capital structure of Danaos has been streamlined and simplified by refinancing nine credit facilities into one. The Company’s debt amortization profile has been improved, financial covenants have been simplified, and near-term maturities have been extended through at least 2025.

Coupled with extremely strong cash flow generation, our enhanced capital structure gives us ample capacity to pursue accretive growth strategies and continue building upon the high-quality operating franchise we have developed over the past four decades.

Our focus remains on maintaining a conservative financial profile and making thoughtful capital allocation decisions that align with our strategy and market expectations and deliver value to our shareholders.

Notes Listing

The Company also announced that its 8.500% Senior Notes due 2028 have been approved for listing on the Official List of The International Stock Exchange and were admitting to trading thereon as of April 7, 2021.

About Danaos Corporation

Danaos Corporation is one of the largest independent owners of modern, large-size containerships. Our current fleet of 65 containerships aggregating 403,793 TEUs, including five vessels owned by Gemini Shipholdings Corporation, a joint venture, ranks Danaos among the largest containership charter owners in the world based on total TEU capacity. Our fleet is chartered to many of the world’s largest liner companies on fixed-rate charters. Danaos Corporation’s shares trade on the New York Stock Exchange under the symbol “DAC”.

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements reflect the current views of Danaos Corporation (including subsidiaries unless indicated or the context requires otherwise, the “Company,” “we,” “us,” and “our”) with respect to future events and financial performance and may include statements concerning our operations, cash flows, financial position, including with respect to vessel and other asset values, plans, objectives, goals, strategies, future events, performance or business prospects, changes and trends in our business and the markets in which we operate, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the impact of the novel coronavirus 2019 (“COVID-19”) pandemic and efforts throughout the world to contain its spread, including effects on global economic activity, demand for seaborne transportation of containerized cargo, the ability and willingness of charterers to fulfill their obligations to us, charter rates for containerships, shipyards performing scrubber installations, drydocking and repairs, changing vessel crews and availability of financing, the effects of the refinancing transactions, the Company’s ability to achieve the expected benefits of its refinancing transactions and comply with the terms of its credit facilities and other agreements entered into in connection with the such refinancing, the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by Danaos Corporation with the U.S. Securities and Exchange Commission.

The forward-looking statements and information contained in this announcement are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

Company Contact:

Evangelos Chatzis	Iraklis Prokopakis
Chief Financial Officer	Senior Vice President and Chief Operating Officer
Danaos Corporation	Danaos Corporation
Athens, Greece	Athens, Greece
Tel.: +30 210 419 6480	Tel.: +30 210 419 6400
E-Mail: cfo@danaos.com	E-Mail: coo@danaos.com

Investor Relations and Financial Media

Rose & Company

New York

Tel. 212-359-2228

E-Mail: danaos@rosecoglobal.com

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